VoiceInterop, Inc.

8000 North Federal Highway, Suite 100

Boca Raton, FL  33487

November 12, 2019

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE, Mail Stop 6010

Washington, DC  20549-6010

Attn:  Gregory Dundas

Re:

VoiceInterop, Inc. Registration Statement on Form S-1

File No. 333-231420

Ladies and Gentlemen:

We hereby withdraw our acceleration request letter dated November 8, 2019, which requested that the effective date of the Registration Statement on Form S-1 referenced above be accelerated so that it would have become effective at 4:00 pm on November 12, 2019.

Very truly yours,

/s/Larry S. Reid

 Chief Executive Officer